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                                                                  RULE 424(b)(3)
                                                      REGISTRATION NO. 333-40669


                             PRICING SUPPLEMENT NO. 27
                       TO PROSPECTUS DATED December 10, 1997
                        (As supplemented December 12, 1997)

                    INTERNATIONAL BUSINESS MACHINES CORPORATION

                                 MEDIUM-TERM NOTES
                                 (Fixed Rate Note)

                     (Due One Year or More from Date of Issue)


Designation: Fixed Rate                 Original Issue Date: December 18, 1998
Medium-Term Notes Due
 December 18, 2013

Principal Amount:  $25,000,000          Maturity Date: December 18, 2013

Issue Price (as a percentage of         Regular Record Dates:
  Principal Amount): 100%               Fifteenth calendar day,
                                        whether or not a Business
                                        Day, immediately preceding
                                        the corresponding Interest
                                        Payment Date

Interest Rate: 6.00%                    Interest Payment Dates:
                                        Semiannually, on the eighteenth
                                        (18th) day of June and December
                                        commencing June 18, 1999


Commission or discount (as              CUSIP No: 459 20Q BU7
a percentage of Principal
Amount):  0.00%


Form: [X] Book-Entry
      [ ] Certificated



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INTRODUCTION

     This is a Pricing Supplement. It describes the Fixed Rate Notes being issued under the Medium Note Program of International Business Machines Corporation. This document adds to, or 'supplements' the description of the Notes referred to in the accompanying Prospectus Supplement and Prospectus. It does so by providing specific information about the Notes issued in this particular transaction. This Pricing Supplement also amends the Prospectus Supplement and Prospectus to the extent that the description of the Notes in this Pricing Supplement is different from the terms which are set forth in the Prospectus Supplement and Prospectus.

INTEREST

     Interest on the Notes will be calculated based on a year of 360 days consisting of 12 months of 30 days each.

     If any payment of principal or interest is due on a day that is not a Business Day, that payment may be made on the next day which is a Business Day. No additional interest will accrue as a result of the delay in payment. For purposes of this offering, the term "Business Day" means each day on which commercial banks and foreign exchange markets settle payments in The City of New
York.   We have capitalized a number of terms in this document.  If you do not see a definition for those terms in this document, those terms will have the meanings which we have already given to them in the Prospectus Supplement and the Prospectus.

REDEMPTION PROVISIONS

   - These notes are redeemable, at the sole discretion of the Company.

   - If we decide to redeem the Notes, we must redeem ALL of the Notes, not just part of the Notes.

   - We can redeem the Notes any Interest Payment Date occurring on or after December 18, 2000.

   - We must provide at least 30 CALENDAR days' prior notice of a redemption.

   - If we redeem the Notes, we will pay "par" for them. Par means 100% of the Principal Amount of the Notes.

   - If we redeem the Notes, we won't pay any interest for any period after the redemption.


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PLAN OF DISTRIBUTION

     We are selling Notes in the total Principal Amount of $25,000,000 to Salomon Brothers Inc at the Issue Price set forth at the top of this Pricing Supplement. Salomon Brothers Inc, in turn, is reselling the Notes to investors at varying prices, which prices are subject to prevailing market conditions at the time of resale.

Dated: December 4, 1998